Bryan Cave LLP One Atlantic Center, 14th Floor 1201 West Peachtree Street, NW Atlanta, GA 30309-3488

March 12, 2013

VIA EDGAR

Division of Corporation Finance United States Securities and Exchange Commission Washington DC 20549 Attn: Folake Ayoola

Re:	Kaiser Ventures LLC Preliminary Proxy Statement on Schedule 14A File No. 000-33433

Dear Ms. Ayoola:

On behalf of our client Kaiser Ventures LLC (“Kaiser” or the “Company”), we have set forth below the responses of the Company to the comments of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 5, 2013 with respect to the filing referenced above.  Kaiser has filed revised preliminary proxy materials via EDGAR today reflecting the responses below.

For ease of reference, we have repeated the comments contained in your letter in italics preceding the corresponding responses below.

General

1.
Given that the issuer is not limited to transactions with non-affiliates under the Plan of Dissolution and the Restated Operating Agreement, please advise us as to why you believe that Rule 13e-3 is not applicable to the solicitation to approve the Dissolution Proposal and the Restatement Proposal.

Response:  Kaiser is revising the Plan of Dissolution and Restated Agreement to prohibit transactions with affiliates and entities of which the Liquidation Manager beneficially owns 5% or more of the equity interests.  While we do not believe that such documents as originally constituted had the purpose or a reasonable likelihood of leading to a transaction with an affiliate under Rule 13e-3, the prohibition on transactions with affiliates eliminates that possibility.

U. S. Securities and Exchange Commission
March 12, 2013

2.	Please separate the multiple items subsumed in proposal two. Refer to Rule 14(a)-4(a)(3) of the proxy rules.

Response:  In response to the Staff’s comment, Kaiser has separated the principal elements of the Restated Agreement into proposals 2A, 2B, 2C, 2D, and 2E.

3.
In the summary term sheet, please provide a summary of potential related party benefits and conflicts of interests resulting from an approval of the proposals. Please include a discussion of the lack of oversight of the Liquidation Manager, including with respect to future transactions with affiliates, the relationship between the Liquidation Manager and the Member Representative, the amount of compensation of the Liquidation Manager and the fact that compensation will continue to be paid indefinitely if the Liquidation Manager does not complete the liquidation.

Response:  A summary of the potential related party benefits and conflicts of interests resulting from approval of the proposals is included in the Summary Term Sheet beginning at page 3, including the amount of compensation of the Liquidation Manager.   In response to the Staff’s comment, Kaiser has expanded this disclosure to address the lack of oversight of the Liquidation Manager and highlight that the Liquidation Manager and Member Representative are currently executive officers of the Company (their specific titles are set forth in the first two paragraphs of the sub-section).

As set forth in the response to comment 1 above, Kaiser has revised the Restated Agreement to prohibit transactions with the Liquidation Manager.  The Liquidation Manager’s compensation is described in the first paragraph of the sub-section. As stated in the third sentence prior to the end of the first paragraph of the sub-section, “In no event may the monthly consulting fee extend beyond December 31, 2014.”

Background and Reasons for the Dissolution…, page 10

4.
We note that the objectives the company hopes to accomplish through the proposals are to reduce operating expenses, obtain no-action reporting relief, and commence liquidation accounting. Please revise to more clearly explain why approval of the proposals is necessary to accomplish these objectives.

Response: In response to the Staff’s comment, the Company has added disclosure at page 11 to explain why the Proposals are necessary to achieve the stated objectives.  Given the cost reductions implemented to date, the Company believes that there are very limited opportunities to further reduce ongoing operating expenses so long as the Company remains an operating company and is subject to the full requirements of the Exchange Act.  In addition, Kaiser understands that liquidation accounting may not be implemented unless the Company has commenced the formal dissolution and liquidation process, which requires approval of the Class A members under the DLLCA and the current Operating Agreement.  In order to obtain the reporting relief to be sought, our understanding is that the Company must demonstrated to the Staff that it has ceased or significantly curtailed its business operations.  Implementation of a Plan of Dissolution is the principal method that companies have demonstrated to the Staff that they have ceased or significantly curtailed business operations.

U. S. Securities and Exchange Commission
March 12, 2013

Estimated Liquidating Distributions, page 25

5.
Please revise to provide a reasonable basis for your estimate that the net current proceeds from remaining assets is $0-$31 million. As we note you have been trying to sell these assets for some time, please specifically address whether these amounts are based on offers received to date.

Response: Kaiser has expanded the disclosure at page 25 to set forth the basis for both the low end and high end of its estimated net current proceeds range for its remaining assets, including a description of the role of expressions of interest received to date in its estimate.

Amendment No. 3 to Schedule 13D
Filed on January 8, 2013
File No. 5-81572

6.
Please amend the information in the Schedule 13D to describe the plans and proposals relating to Mr. Stoddard and the liquidation. Refer to Item 4(b) of Schedule 13D. Please note that amendments to the Schedule 13D must be filed promptly. Refer to Rule 13d-2(a). Please immediately file any required amendments. See Question 104.03 in the Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting section of the Division’s Compliance and Disclosure Interpretations, which notes that any steps taken by the security holder at this late date will not necessarily affect the determination of liability under the federal securities laws for the failure to promptly file a required amendment to a Schedule 13D.

Response:  Mr. Stoddard has amended his Schedule 13D in connection with the Plan of Dissolution, Restated Agreement, and Liquidation Manager Agreement.  Mr. Stoddard has informed Kaiser that by filing such amendment, he does not necessarily acknowledger or admit that such amendment was required.

* * * * *

In addition, attached hereto as Exhibit A is a letter from the Company acknowledging the matters requested by the Staff.

I appreciate your prompt review and look forward to hearing from you with respect to the foregoing responses.  If you have any questions or if you require any additional information with respect to these matters, please contact me at (404) 572-6785.

U. S. Securities and Exchange Commission
March 12, 2013

Sincerely,

/s/ Eliot W. Robinson
Eliot W. Robinson

cc:
Terry L. Cook, Kaiser Ventures LLC
Carol Osborne, Bryan Cave LLP

EXHIBIT A

KAISER VENTURES LLC CERTIFICATE OF ACKNOWLEDGEMENT

As requested by the Staff of the Securities and Exchange Commission (the “Commission”) in connection with the preliminary proxy materials initially filed with the Commission on January 22, 2013 by Kaiser Ventures LLC (the “Company”), the Company does hereby acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing or any amendments thereto; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KAISER VENTURES LLC

By:	/s/ Richard E. Stoddard
Richard E. Stoddard
Chairman and Chief Executive Officer